

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2014

Via Email
Rex S. Jackson
Executive Vice President and Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

      Re: JDS Uniphase Corporation
                 Form 10-K for the Fiscal Year Ended June 29, 2013
                 Filed August 23, 2013
                 File No. 000-22874

Dear Mr. Jackson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/Brian Cascio

                     Brian Cascio
                     Accounting Branch Chief